August 4, 2015
VIA EDGAR

Laura Nicholson
Special Counsel
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Darden Restaurants, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 4, 2015
File No. 001-13666

Dear Ms. Nicholson:

On August 4, 2015, Darden Restaurants, Inc., a Florida corporation (the “Company”), filed a Revised Preliminary Proxy Statement in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter, dated August 3, 2015.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (407) 245-5328.

Sincerely,

/s/ Anthony G. Morrow
Anthony G. Morrow, Corporate Secretary
Darden Restaurants, Inc.

cc: Amy Bowerman Freed, Hogan Lovells US LLP
Lillian Tsu, Hogan Lovells US LLP